Exhibit 99.T3E.2

MONITRONICS INTERNATIONAL ANNOUNCES NEW EXCHANGE

OFFER AND EXTENSION OF EXISTING EXCHANGE OFFER

Englewood, CO — December 11, 2018 - Ascent Capital Group, Inc. (“Ascent”) (NASDAQ: ASCMA) today announced that its wholly owned subsidiary, Monitronics International, Inc. (“Monitronics”), launched a new offer to exchange (the “Exchange Offer”) Monitronics’ 5.500%/6.500% Senior Secured Second Lien Cashpay/PIK Notes due 2023 (the “New Notes”) for validly tendered (and not validly withdrawn) Monitronics’ 9.125% Senior Notes due 2020 (the “Old Notes”) and, in conjunction with the Exchange Offer, a solicitation (the “Consent Solicitation”) of consents (the “Consents”) by Monitronics to certain proposed amendments (the “Proposed Amendments”) to the indenture governing the Old Notes (the “Old Notes Indenture”).

The Exchange Offer and the Consent Solicitation are being made concurrently with, and on the same terms as, the existing exchange offer (the “Concurrent Exchange Offer”) and consent solicitation (the “Concurrent Consent Solicitation”) announced by Monitronics on November 5, 2018 and are available to any holders that are not eligible to participate in the Concurrent Exchange Offer and the Concurrent Consent Solicitation. Between the Exchange Offer and the Concurrent Exchange Offer, Monitronics is offering to exchange up to $585,000,000 aggregate principal amount of New Notes for validly tendered (and not validly withdrawn) Old Notes.

Under the terms of the Exchange Offer and the Consent Solicitation, tenders of Old Notes may be withdrawn and Consents may be revoked prior to 5:00 p.m., New York City time, on January 10, 2019, but not thereafter, subject to limited exceptions, unless such time is extended. The Exchange Offer will expire at 11:59 p.m., New York City time, on January 10, 2019 (such time and date, as the same may be extended, the “Expiration Time”).

The New Notes will be secured on a second priority basis by liens on all of the outstanding stock of Monitronics and on substantially all of the assets of Monitronics and the guarantors of the New Notes, which have also been pledged on a first priority basis as collateral to secure Monitronics’ and such guarantors obligations under Monitronics’ existing senior secured credit agreement (the “Credit Facility”). Interest payable in cash will accrue at a rate of 5.500% per annum and interest payable by increasing the aggregate principal amount of the outstanding New Notes or by issuing additional New Notes will accrue at a rate of 6.500% per annum.

The Exchange Offer

Upon the terms and conditions set forth in the offering memorandum and consent solicitation statement dated December 11, 2018 (the “Offering Memorandum”), Monitronics is offering holders of Old Notes the opportunity to receive New Notes in exchange for their Old Notes. Participating holders that validly tender (and do not validly withdraw) Old Notes prior to the Expiration Time will receive $1,000 principal amount of New Notes per $1,000 principal amount of such Old Notes (the “Exchange Consideration”). The following summarizes the exchange consideration for each $1,000 aggregate principal amount of Old Notes that is validly tendered (and not validly withdrawn) by participating holders.

Title of Old Notes to be Tendered	CUSIP/ISIN Numbers	Outstanding Principal Amount(1)	Exchange Consideration(2)
9.125% Senior Notes due 2020	609453AG0 / US609453AG02	$585,000,000	$1,000 aggregate principal amount of New Notes

(1)                   Aggregate principal amount of Old Notes outstanding as of December 7, 2018 (including those Old Notes which have been tendered pursuant to the Concurrent Exchange Offer but not accepted for purchase).

(2)                   All participating holders will receive, in cash, accrued and unpaid interest, if any, on their accepted Old Notes from the last interest payment date to, but not including, the settlement date for the Exchange Offer (the “Settlement Date”).

The Consent Solicitation

In connection with the Exchange Offer, and on the terms and subject to the conditions set forth in the Offering Memorandum, Monitronics is soliciting consents from registered holders of Old Notes to the Proposed Amendments to the Old Notes Indenture. Holders who tender their Old Notes into the Exchange Offer will be deemed to have submitted their Consent. As of the date of the Offering Memorandum, holders representing approximately 80.67% of the aggregate outstanding principal amount of the Old Notes have tendered their Old Notes in connection with the Concurrent Exchange Offer. Therefore, Monitronics has executed a supplemental indenture giving effect to the Proposed Amendments, but the Proposed Amendments therein will not become operative until immediately prior to the acceptance of such Old Notes pursuant to the Exchange Offer and the Concurrent Exchange Offer on the Settlement Date.

The Proposed Amendments would (i) eliminate or waive substantially all of the restrictive covenants and events of default contained in the Old Notes Indenture and the Old Notes, and (ii) modify or eliminate certain other provisions contained in the Old Notes Indenture and the Old Notes, including certain provisions relating to defeasance and to the minimum notice requirements for optional redemption. In addition, any Old Notes that remain outstanding following the consummation of the Exchange Offer will become effectively subordinated to the New Notes to the extent the value of the collateral securing the New Notes, which is comprised of all of outstanding stock and substantially all of the assets of Monitronics and its subsidiaries.

Concurrent Exchange Offer and Consent Solicitation

Monitronics today announced that it has extended the early tender time and expiration of the Concurrent Exchange Offer and Concurrent Consent Solicitation to 11:59 p.m., New York City time, on January 10, 2019.  The withdrawal deadline for the Concurrent Exchange Offer and Concurrent Consent Solicitation has passed and Old Notes tendered pursuant thereto may no longer be validly withdrawn except for under the limited circumstances described in the offering memorandum for the Concurrent Exchange Offer.

The Concurrent Exchange Offer is being made only (a) in the United States to holders of Old Notes who are reasonably believed to be “qualified institutional buyers” (as defined in Rule 144A under the Securities Act) and (b) outside the United States to holders of Old Notes who are persons other than U.S. persons in reliance upon Regulation S under the Securities Act.

General

Consummation of the Exchange Offer is conditioned upon the satisfaction or waiver of the conditions specified in the Offering Memorandum, including, among others, the following: (i) an amendment to Monitronics’ Credit Facility, which amendment, among other things, permits issuance of the New Notes, shall have become effective on or prior to the Expiration Time and (ii) the issuance of New Notes to eligible holders that tendered Old Notes pursuant to the Concurrent Exchange Offer. These conditions and the other conditions to the Exchange Offer are described more fully in the Offering Memorandum. The Exchange Offer and the Consent Solicitation and/or the Concurrent Exchange Offer and the Concurrent Consent Solicitation may be amended, extended, terminated or withdrawn by Monitronics for any reason in its sole discretion.

Monitronics will not receive any cash proceeds from the Exchange Offer, the Consent Solicitation or the issuance of the New Notes in connection with the Exchange Offer. The New Notes will be issued pursuant to an indenture, dated as of the Settlement Date, among Monitronics, the guarantors party thereto and Ankura Trust Company, as trustee and collateral agent. The New Notes will be fully and unconditionally guaranteed, jointly and severally, on a senior secured second priority basis by each of Monitronics’ restricted subsidiaries, including all of Monitronics’ subsidiaries that own any of its material assets.

The Exchange Offer is being made, and the New Notes are being offered, in reliance on the exemption from the registration requirements of the Securities Act of 1933, as amended (the “Securities Act”), provided under Section 3(a)(9) of the Securities Act.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy the New Notes or any other securities, nor shall there be any offer, solicitation or sale of the New Notes or any other securities in any state or other jurisdiction in which such an offer, solicitation or sale would be unlawful. The offering documents will be distributed only to holders of the Old Notes.

D.F. King & Co., Inc. is acting as the Exchange Agent and Information Agent for the Exchange Offer and the Consent Solicitation. Requests for the offering documents from holders may be directed to D.F. King & Co., Inc. by e-mail to monitronics@dfking.com or by phone at (212) 269-5550 (for brokers and banks) or (877) 674-6273 (for all others).

None of Ascent, Monitronics, their subsidiaries or any other person makes a recommendation as to whether holders of the Old Notes should tender their Old Notes pursuant to the Exchange Offer or deliver Consents pursuant to the Consent Solicitation. Each holder must make its own decision as to whether to tender its Old Notes and to deliver Consents, and, if so, the principal amount of the Old Notes as to which action is to be taken.

Forward Looking Statements

This press release includes certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, including statements about the issuance of the New Notes and other matters that are not historical facts. Words such as “believes,” “estimates,” “anticipates,” “intends,” “expects,” “projects,” “plans,” “seeks” “may,” “will,” “should,” and similar expressions may identify forward-looking statements. These forward-looking statements involve many risks and uncertainties that could cause actual results to differ materially from those expressed or implied by such statements, including, without limitation, the ability of Monitronics to satisfy the conditions to the settlement of the Exchange Offer, the Consent Solicitation, the Concurrent Exchange Offer and the Concurrent Consent Solicitation, general market and economic conditions, changes in law and government regulations and other matters affecting the business of Monitronics, and the other risks described in the Offering Memorandum. These forward-looking statements speak only as of the date of this press release, and Ascent and Monitronics expressly disclaim any obligation or undertaking to disseminate any updates or revisions to any forward-looking statement contained herein to reflect any change in their expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based. Please refer to the publicly filed documents of Monitronics, including the most recent Forms 10-K and 10-Q for additional information about Monitronics and about the risks and uncertainties related to Monitronics’s business which may affect the statements made in this press release.

About Ascent and Brinks Home Security

Ascent Capital Group, Inc. (NASDAQ: ASCMA) is a holding company whose primary subsidiary, Monitronics, operates as Brinks Home SecurityTM, one of the largest home security and alarm monitoring companies in the U.S. Headquartered in the Dallas Fort-Worth area, Brinks Home Security secures approximately 1 million residential and commercial customers through highly responsive, simple security solutions backed by expertly trained professionals. Brinks Home Security has the nation’s largest network of independent authorized dealers - providing products and support to customers in the U.S., Canada and Puerto Rico - as well as direct-to-consumer sales of DIY and professionally installed products.

Contact:

Erica Bartsch

Sloane & Company

212-446-1875

ebartsch@sloanepr.com